

June 22, 2021

Michael Zemetra
Chief Financial Officer
Veritone, Inc.
1515 Arapahoe St., Tower 3, Suite 400
Denver, Colorado 80202

> **Re: Veritone, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 17, 2021**
> **File No. 333-257179**

Dear Mr. Zemetra:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816, or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Michael A. Hedge, Esq.